

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Charles Follini
President
Gateway Garage Partners LLC
6 West 20th Street
5th Floor
New York, NY 10011

      Re: Gateway Garage Partners LLC
          Amendment No. 2 to Offering Statement on Form 1-A
          Filed November 20, 2020
          File No. 024-11344

Dear Mr. Follini:

      We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Offering Circular on Form 1-A filed November 20, 2020

Exhibits
Exhibit 13.1 - Testing the Waters Materials, page 1

1.   We note that you have included testing the waters materials as an exhibit to your amendment and that the materials include information regarding the property that does not appear in the offering circular. For example, we note that the testing the waters materials include detailed market analysis regarding comparative properties in the area as well as financial information, such as a projected 5-year "pro forma" financial information and "gross cash yield" and "net cash yield," that is not also included in the offering circular. Please explain to us in detail why this information is not material disclosure that should be included in the offering circular at the time of qualification.

Charles Follini
Gateway Garage Partners LLC
December 2, 2020
Page 2

      You may contact Wilson Lee at 202-551-3468 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.